UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BAYTEX ENERGY CORP.

(Name of Issuer)

Common Shares
(Title of Class of Securities)

07317Q105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Rocky Creek Resources, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,994,664
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,994,664
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,994,664
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.19%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 845,360,000 shares of the Issuer’s common stock (“Common Shares”) outstanding as of September 30, 2023, as reported in the Issuer’s condensed interim unaudited consolidated financial statements for the three and nine month periods ended September 30, 2023 and 2022 included as an exhibit to the Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2023.

1.	Names of Reporting Persons JSTX Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 74,186,665
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 74,186,665
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,186,665
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.78%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 845,360,000 shares of the Issuer’s Common Shares outstanding as of September 30, 2023, as reported in the Issuer’s condensed interim unaudited consolidated financial statements for the three and nine month periods ended September 30, 2023 and 2022 included as an exhibit to the Form 6-K filed with the SEC on November 2, 2023.

1.	Names of Reporting Persons Juniper Capital III GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 74,757,331
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 74,757,331
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,757,331
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.84%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 845,360,000 shares of the Issuer’s Common Shares outstanding as of September 30, 2023, as reported in the Issuer’s condensed interim unaudited consolidated financial statements for the three and nine month periods ended September 30, 2023 and 2022 included as an exhibit to the Form 6-K filed with the SEC on November 2, 2023.

1.	Names of Reporting Persons Juniper Capital II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,994,664
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,994,664
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,994,664
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.19%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 845,360,000 shares of the Issuer’s Common Shares outstanding as of September 30, 2023, as reported in the Issuer’s condensed interim unaudited consolidated financial statements for the three and nine month periods ended September 30, 2023 and 2022 included as an exhibit to the Form 6-K filed with the SEC on November 2, 2023.

1.	Names of Reporting Persons Juniper Capital Advisors, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 101,751,995
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 101,751,995
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,751,995
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.04%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 845,360,000 shares of the Issuer’s Common Shares outstanding as of September 30, 2023, as reported in the Issuer’s condensed interim unaudited consolidated financial statements for the three and nine month periods ended September 30, 2023 and 2022 included as an exhibit to the Form 6-K filed with the SEC on November 2, 2023.

1.	Names of Reporting Persons Edward Geiser
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 102,040,611
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 102,040,611
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,040,611
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.07%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 845,360,000 shares of the Issuer’s Common Shares outstanding as of September 30, 2023, as reported in the Issuer’s condensed interim unaudited consolidated financial statements for the three and nine month periods ended September 30, 2023 and 2022 included as an exhibit to the Form 6-K filed with the SEC on November 2, 2023.

Item 1(a).	Name of Issuer

Baytex Energy Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2800, 520 - 3rd Avenue S.W.

Calgary, Alberta

T2P 0R3

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

1.       Rocky Creek Resources, LLC

2.       JSTX Holdings, LLC

3.       Juniper Capital II GP, L.P.

4.       Juniper Capital III GP, L.P.

5.       Juniper Capital Advisors, L.P.

6.       Edward Geiser

Item 2(b).	Address of the Principal Business Office, or if none, Residence

2727 Allen Parkway, Suite 1850

Houston, Texas 77019

Item 2(c).	Citizenship

See Reponses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

07317Q105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

All percentages of beneficial ownership were calculated based on 856,922,879 Common Shares outstanding as of June 23, 2023, as reported in the Registration Statement on Form F-3 filed with the SEC on June 29, 2023.

26,994,664 Common Shares are directly held by Rocky Creek Resources, LLC (“RCR”). Juniper Capital II, L.P., a Delaware limited partnership and investment fund (“Fund II”), owns a majority of the membership interests in RCR. Juniper Capital II GP, L.P., a Delaware limited partnership (“Fund II GP”), is the sole general partner of Fund II and has dispositive power of the Common Shares. Fund II’s agreement of limited partnership dictates that the disposition of a material interest held by Fund II, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund II GP, one of whom must be Edward Geiser. The day to day operations of Fund II are managed by Juniper Capital Advisors, L.P. (“Advisors”), pursuant to a management agreement. Each of Fund II and Fund II GP may be deemed to beneficially own the shares directly held by RCR.

74,186,665 Common Shares are directly held by JSTX Holdings, LLC (“JSTX”), which is owned by Juniper Capital III, L.P., a Delaware limited partnership (“Fund III”). Juniper Capital III GP, L.P., a Delaware limited partnership (“Fund III GP”), is the sole general partner of Fund III and has dispositive power of the Common Shares. Fund III’s agreement of limited partnership dictates that the disposition of a material interest held by Fund III, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund III GP, one of whom must be Edward Geiser. The day to day operations of Fund III are managed by Advisors, pursuant to a management agreement. Each of Fund III and Fund III GP, may be deemed to beneficially own the shares directly held by JSTX. Additionally, 570,666 Common Shares are held directly by Fund III GP.

Advisors, through separate management agreements, has authority to direct voting and disposition over 101,751,995 Common Shares directly held by RCR, JSTX and Fund III GP. Advisors was formed on July 24, 2014, is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and is principally engaged in the business of advising private funds and separate accounts that invest in securities for which it or its subsidiary serves as, direct or indirect, investment manager, including Fund II and Fund III. Advisors is controlled by its general partner, Juniper Capital Advisors GP, LLC. Edward Geiser is the sole member of Juniper Capital Advisors GP, LLC. Additionally, Mr. Geiser directly holds 288,616 Common Shares. Each of Advisors and Mr. Geiser may be deemed to beneficially own all of the reported securities other than those held directly by Mr. Geiser.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

Rocky Creek Resources, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

JSTX Holdings, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital II GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital III GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital Advisors, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

/s/ Edward Geiser
Edward Geiser

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of June 20, 2023, incorporated by reference to Exhibit A to the Schedule 13G filed June 21, 2023.